UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Extension of Dividend Policy and Dividend Distribution Announcement

Item 1

Extension of Dividend Policy and Dividend Distribution Announcement

The Company hereby reports that on February 12, 2020, the Company's Board of Directors resolved to extend the Company's current dividend policy, until further notice. According to the policy, dividends will be distributed at a payout ratio of up to 50% of the annual adjusted net income as expected at the date of the decision regarding the distribution and subject to applicable law.

The Company's Board of Directors further resolved to declare a cash dividend in the amount of $0.01800 per share or about $23 million.

Some shareholders will receive the dividend payment in New Israeli Shekels (NIS) and need to take into account that the amount of the dividend per share is not final and is subject to changes due to the need to convert the amount from US dollars to NIS according to the Bank of Israel's representative exchange rate on March 3, 2020.

The dividend will be paid only to registered shareholders entitled to receive US$2 or more.

The record date is March 4, 2020 and the payment date is March 18, 2020. From the current dividend payment, Israeli tax will be withheld at the following rates: (1) with respect to about 23% of the dividend, an Israeli resident company will not be charged for withholding tax; an Israeli resident individual will be charged for withholding tax at a rate of 25%; and foreign residents (individuals and companies) will be charged for withholding tax at a rate of 25% or in accordance with the applicable international tax treaties – whichever is lower; (2) (with respect to about 77% of the dividend, Israeli residents (individual and companies) will be charged for withholding tax at the rate of 15% and foreign residents (individuals and companies) will be charged for withholding tax at the rate of 4% or in accordance with the applicable international tax treaties – whichever is lower.

For additional information as to a possible refund procedure for taxes withheld in excess of the withholding tax rates described above, from shareholders holding shares that are traded on NYSE not through an Israeli bank, please visit the Company's webpage, by clicking this link:

http://iclgroupv2.s3.amazonaws.com/corporate/wp-content/uploads/sites/1004/2019/01/NYSE-dividend-Israeli-withholding-tax-ruling-1.1.2019.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: February 13, 2020